EXHIBIT 1
                                                                       ---------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                           CONSOLIDATED BALANCE SHEET
                         AT DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)



     REF S       CONCEPTS                                   QUARTER OF PRESENT      QUARTER OF PREVIOUS
                                                              FINANCIAL YEAR          FINANCIAL YEAR
                                                                AMOUNT    %             AMOUNT     %
       1         TOTAL ASSETS                               29,899,183 100%         29,062,032  100%

       2         CURRENT ASSETS                              9,786,905  33%          8,589,268   30%
       3         CASH AND SHORT-TERM INVESTMENTS             2,408,180   8%          1,449,173    5%
       4         ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)     2,837,528   9%          2,880,841   10%
       5         OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE     1,425,796   5%            891,570    3%
       6         INVENTORIES                                 3,115,401  10%          3,348,823   12%
       7         OTHER CURRENT ASSETS                                0   0%             18,861    0%
       8         LONG-TERM                                   4,332,557  14%          4,345,022   15%
       9         ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)             0   0%                  0    0%
       10        INVESTMENT IN SHARES OF SUBSIDIARIES
                 AND NON-CONSOLIDATED ASSOCIATED                84,274   0%            210,268    1%
       11        OTHER INVESTMENTS                           4,248,283  14%          4,134,754   14%
       12        PROPERTY, PLANT AND EQUIPMENT              13,110,529  44%         13,281,053   46%
       13        PROPERTY                                    6,965,832  23%          7,514,336   26%
       14        MACHINERY AND INDUSTRIAL EQUIPMENT (NET)   16,095,814  54%         15,744,909   54%
       15        OTHER EQUIPMENT                             1,800,745   6%            992,599    3%
       16        ACCUMULATED DEPRECIATION                   12,521,844  42%         11,628,695   40%
       17        CONSTRUCTION IN PROGRESS                      769,982   3%            657,904    2%
       18        DEFERRED ASSETS (NET)                       1,498,551   5%          1,377,329    5%
       19        OTHER ASSETS                                1,170,641   4%          1,469,360    5%

       20        TOTAL LIABILITIES                          18,438,464 100%         16,380,079  100%
       21        CURRENT LIABILITIES                         8,176,470  44%          7,586,181   46%
       22        SUPPLIERS                                   2,170,232  12%          1,802,011   11%
       23        BANK LOANS                                  3,420,357  19%          3,247,468   20%
       24        STOCK MARKET LOANS                                  0   0%                  0    0%
       25        TAXES TO BE PAID                              816,418   4%            383,659    2%
       26        OTHER CURRENT LIABILITIES                   1,769,463  10%          2,153,043   13%
       27        LONG-TERM LIABILITIES                       8,788,439  48%          7,422,773   45%
       28        BANK LOANS                                  6,593,075  36%          5,224,911   32%
       29        STOCK MARKET LOANS                          2,195,364  12%          2,197,862   13%
       30        OTHER LOANS                                         0   0%                  0    0%
       31        DEFERRED LOANS                                861,060   5%          1,114,750    7%
       32        OTHER LIABILITIES                             612,495   3%            256,375    2%

       33        CONSOLIDATED STOCK HOLDERS' EQUITY         11,460,719 100%         12,681,953  100%
       34        MINORITY INTEREST                           3,827,498  33%          3,862,925   30%
       35        MAJORITY INTEREST                           7,633,221  67%          8,819,028   70%
       36        CONTRIBUTED CAPITAL                        12,407,275 108%         12,393,335   98%
       37        PAID-IN CAPITAL STOCK (NOMINAL)                17,798   0%             17,797    0%
       38        RESTATEMENT OF PAID-IN CAPITAL STOCK       11,219,087  98%         11,205,738   88%
       39        PREMIUM ON SALES OF SHARES                  1,170,390  10%          1,169,800    9%
       40        CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES          0   0%                  0    0%
       41        CAPITAL INCREASE (DECREASE)                -4,774,054 -42%         -3,574,307  -28%
       42        RETAINED EARNINGS AND CAPITAL RESERVE      18,327,279 160%         18,661,167  147%
       43        REPURCHASE FUND OF SHARES                     907,079   8%            907,079    7%
       44        EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDE-22,970,748 -200%       -23,186,265 -183%
       45        NET INCOME FOR THE YEAR                    -1,037,664  -9%             43,712    0%




                                       5

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                           CONSOLIDATED BALANCE SHEET
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

       REF S        CONCEPTS                              QUARTER OF PRESENT               QUARTER OF PREVIOUS
                                                           FINCIAL YEAR                      FINANCIAL YEAR
                                                              AMOUNT   %                        AMOUNT    %
         3          CASH AND SHORT-TERM INVESTMENTS         2,408,180   100%              1,449,173     100%
        46          CASH                                      413,496    17%                247,734      17%
        47          SHORT-TERM INVESTMENTS                  1,994,684    83%              1,201,439      83%

        18          DEFERRED ASSETS (NET)                   1,498,551   100%              1,377,329     100%
        48          AMORTIZED OR REDEEMED EXPENSES                  0     0%                      0       0%
        49          GOODWILL                                1,498,551   100%              1,377,329     100%
        50          DEFERRED TAXES                                  0     0%                      0       0%
        51          OTHERS                                          0     0%                      0       0%

        21          CURRENT LIABILITIES                     8,176,470   100%              7,586,181     100%
        52          FOREIGN CURRENCY LIABILITIES            4,717,106    58%              4,553,964      60%
        53          MEXICAN PESOS LIABILITIES               3,459,364    42%              3,032,217      40%

        24          STOCK MARKET LOANS
        54          COMMERCIAL PAPER
        55          CURRENT MATURITIES OF MEDIUM TERM NOTES
        56          CURRENT MATURITIES OF BONDS

        26          OTHER CURRENT LIABILITIES               1,769,463   100%              2,153,043     100%
        57          OTHER CURRENT LIABILITIES WITH COST             0     0%                      0       0%
        58          OTHER CURRENT LIABILITIES WITHOUT COST  1,769,463   100%              2,153,043     100%

        27          LONG-TERM LIABILITIES                   8,788,439   100%              7,422,773     100%
        59          FOREIGN CURRENCY LIABILITIES            5,267,386    60%              5,193,203      70%
        60          MEXICAN PESOS LIABILITIES               3,521,053    40%              2,229,570      30%

        29          STOCK MARKET LOANS                      2,195,364   100%              2,197,862     100%
        61          BONDS                                                 0%                              0%
        62          MEDIUM TERM NOTES                       2,195,364   100%              2,197,862     100%

        30          OTHER LOANS
        63          OTHER LOANS WITH COST
        64          OTHER LOANS WITHOUT COST

        31          DEFERRED LOANS                            861,060   100%              1,114,750     100%
        65          NEGATIVE GOODWILL                                     0%                              0%
        66          DEFERRED TAXES                            861,060   100%              1,114,750     100%
        67          OTHERS                                          0     0%                      0       0%

        32          OTHER LIABILITIES                         612,495   100%                256,375     100%
        68          RESERVES                                        0     0%                      0       0%
        69          OTHERS LIABILITIES                        612,495   100%                256,375     100%

        44          EXCESS (SHORTFALL) IN RESTATEMENT OF
                    STOCK HOLDERS' EQUITY                   -22,970,747 100%             -23,186,265    100%
        70          ACCUMULATED INCOME DUE TO
                    MONETARY POSITION                                 0   0%                      0       0%
        71          INCOME FROM NON-MONETARY
                    ASSESTS                                 -22,970,747 100%            -23,186,265     100%





                                       6

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                           CONSOLIDATED BALANCE SHEET
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

     REF S      CONCEPTS                                  QUARTER OF PRESENT          QUARTER OF PREVIOUS
                                                           FINANCIAL YEAR               FINANCIAL YEAR
                                                                 AMOUNT                       AMOUNT
      72        WORKING CAPITAL                                1,610,435                    1,003,087
      73        PENSIONS FUND AND SENIORITY PREMIUMS            588,350                      645,206
      74        EXECUTIVES (*)                                     0                            0
      75        EMPLOYERS (*)                                    5,982                        7,408
      76        WORKERS (*)                                     10,342                       11,936
      77        CIRCULATION SHARES (*)                       1,369,079,376                1,369,079,376
      78        REPURCHASED SHARES (*)                             0                            0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS














                                       7

                             MEXICAN STOCK EXCHANGE
                                  SIFIC / ICS
                          CONSOLIDATED INCOME STATEMENT
              FROM JANUARY THE 1ST TO DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)

     REF R      CONCEPTS                                             QUARTER OF PRESENT                  QUARTER OF PREVIOUS
                                                                       FINANCIAL YEAR                      FINANCIAL YEAR
                                                                           AMOUNT       %                     AMOUNT       %
       1        NET SALES                                               19,662,379       100%              21,815,702       100%
       2        COST OF SALES                                           14,962,962        76%              16,270,716        75%
       3        GROSS INCOME                                             4,699,417        24%               5,544,986        25%
       4        OPERATING EXPENSES                                       3,662,112        19%               3,781,308        17%
       5        OPERATING INCOME                                         1,037,305         5%               1,763,678         8%
       6        TOTAL FINANCING COST                                     1,248,828         6%                 323,915         1%
       7        INCOME AFTER FINANCING COST                               -211,523        -1%               1,439,763         7%
       8        OTHER FINANCIAL OPERATIONS                                 195,534         1%                 755,932         4%
       9        INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING           -407,057        -2%                 683,831         3%
      10        RESERVE FOR TAXES AND WORKERS' PROFIT SHARING              179,313         1%                 156,071         1%
      11        NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING        -586,370        -3%                 527,760         2%
      12        SHARE IN NET INCOME OF SUBSIDIARIES AND
                NON-CONSOLIDATED ASSOCIATES                                      0         0%                       0         0%
      13        CONSOLIDATED NET INCOME OF CONTINUOUS                     -586,370        -3%                 527,760         2%
      14        INCOME OF DISCONTINUOUS OPERATIONS                               0         0%                       0         0%
      15        CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS        -586,370        -3%                 527,760         2%
      16        EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                  584,116         3%                 298,164         1%
      17        NET EFFECT AT THE BEGINNING OF THE
                YEAR BY CHANGES IN ACCOUNTING PRINCIPLES                         0         0%                       0         0%
      18        NET CONSOLIDATED INCOME                                 -1,170,486        -6%                 229,596         1%
      19        NET INCOME OF MINORITY INTEREST                           -132,822        -1%                 185,884         1%
      20        NET INCOME OF MAJORITY INTEREST                         -1,037,664        -5%                  43,712         0%






                                       8

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS
                          CONSOLIDATED INCOME STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

       REF R        CONCEPTS                                             QUARTER OF PRESENT               QUARTER OF PREVIOUS
                                                                           FINANCIAL YEAR                   FINANCIAL YEAR
                                                                                 AMOUNT       %                   AMOUNT      %
         1          NET SALES                                                  19,662,379      100%          21,815,702        100%
        21          DOMESTIC                                                   10,702,126       54%          11,929,364         55%
        22          FOREIGN                                                     8,960,253       46%           9,886,338         45%
        23          TRANSLATED INTO DOLLARS (***)                                 905,353        5%           1,035,679          5%

         6          TOTAL FINANCING COST                                        1,248,828      100%             323,915        100%
        24          INTEREST PAID                                                 841,164       67%             914,263        282%
        25          EXCHANGE LOSSES                                               876,541       70%            -223,523        -69%
        26          INTEREST EARNED                                                73,584        6%             123,402         38%
        27          EXCHANGE PROFITS                                                    0        0%            -124,336        -38%
        28          GAIN DUE TO MONETARY POSITION                                -395,293      -32%            -367,759       -114%

         8          OTHER FINANCIAL OPERATIONS                                    195,534      100%             755,932        100%
        29          OTHER NET EXPENSES (INCOME) NET                               195,534      100%             755,932        100%
        30          (PROFIT) LOSS ON SALE OF OWN SHARES                                 0        0%                   0          0%
        31          (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                     0        0%                   0          0%

        10          RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                 179,313      100%             156,071        100%
        32          INCOME TAX                                                    535,933      299%             460,407        295%
        33          DEFERRED INCOME TAX                                          -463,543     -259%            -457,420       -293%
        34          WORKERS' PROFIT SHARING                                       106,923       60%             153,084         98%
        35          DEFERRED WORKERS' PROFIT SHARING                                    0        0%                   0          0%







                                       9

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                          CONSOLIDATED INCOME STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

       REF R        CONCEPTS                                     QUARTER OF PRESENT            QUARTER OF PREVIOUS
                                                                   FINANCIAL YEAR                FINANCIAL YEAR
                                                                         AMOUNT                       AMOUNT
        36          TOTAL SALES                                        20,498,340                    23,660,881
        37          NET INCOME OF THE YEAR                                  0                            0
        38          NET SALES (**)                                     19,662,379                    21,815,702
        39          OPERATION INCOME (**)                               1,037,305                    1,763,678
        40          NET INCOME OF MAJORITY INTEREST (**)               -1,037,664                      43,712
        41          NET CONSOLIDATED INCOME (**)                       -1,170,486                     229,596

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED











                                       10

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                        CONSOLIDATED CASH FLOW STATEMENT
                 FROM JANUARY THE 1ST TO DECEMBER 31 OF 2002 AND
                            2001 (Thousands of Pesos)

     REF C      CONCEPTS                                                        QUARTER OF PRESENT           QUARTER OF PREVIOUS
                                                                                  FINANCIAL YEAR               FINANCIAL YEAR
                                                                                      AMOUNT                       AMOUNT
       1        CONSOLIDATED NET INCOME                                              -1,170,486                     229,596
       2        +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH            1,269,996                   1,186,350
       3        CASH FLOW FROM NET INCOME OF THE YEAR                                    99,510                   1,415,946
       4        CASH FLOW FROM CHANGE IN WORKING CAPITAL                                941,228                   2,205,763
       5        CASH GENERATED (USED) IN OPERATING ACTIVITIES                         1,040,738                   3,621,709
       6        CASH FLOW FROM EXTERNAL FINANCING                                     1,538,555                  -3,703,553
       7        CASH FLOW FROM INTERNAL FINANCING                                      -526,713                    -817,781
       8        CASH FLOW GENERATED (USED) BY FINANCING                               1,011,842                  -4,521,334
       9        CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES                  -1,093,573                     649,323
      10        NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS              959,007                     250,302
      11        CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD            1,449,173                   1,699,475
      12        CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD                  2,408,180                   1,449,173









                                       11

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS
                           CONSOLIDATED CASH FLOW STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

            REF C             CONCEPTS                                                      QUARTER OF PRESENT   QUARTER OF PREVIOUS
                                                                                              FINANCIAL YEAR        FINANCIAL YEAR
                                                                                                  AMOUNT                AMOUNT
              2               + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE                 1,269,996                 1,186,350
             13               DEPRECIATION AND AMORTIZATION FOR THE YEAR                       1,269,996                 1,349,320
             14               + (-) NET INCREASE (DECREASE) IN PENSIONS
                              FUND AND SENIORITY PREMIUMS                                              0                         0
             15               + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE                                0                         0
             16               + (-) NET LOSS (PROFIT) IN ASSETS
                              AND LIABILITIES ACTUALIZATION                                            0                         0
             17               + (-) OTHER ITEMS                                                        0                  -162,970

              4               CASH FLOW FROM CHANGE IN WORKING CAPITAL                           941,228                 2,205,763
             18               + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE                   -490,914                 1,130,742
             19               + (-) DECREASE (INCREASE) IN INVENTORIES                           359,902                   630,455
             20               + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE              298,720                     5,358
             21               + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT                      368,221                   251,844
             22               + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                     405,299                   187,364

              6               CASH FLOW FROM EXTERNAL FINANCING                                1,538,555                -3,703,553
             23               + SHORT-TERM BANK AND STOCK MARKET FINANCING                             0                  -640,500
             24               + LONG-TERM BANK AND STOCK MARKET FINANCING                              0                -1,716,982
             25               + DIVIDEND RECEIVED                                                      0                         0
             26               + OTHER FINANCING                                                1,538,555                -1,346,071
             27               (-) BANK FINANCING AMORTIZATION                                          0                         0
             28               (-) STOCK MARKET AMORTIZATION                                            0                         0
             29               (-) OTHER FINANCING AMORTIZATION                                         0                         0

              7               CASH FLOW FROM INTERNAL FINANCING                                 -526,713                  -817,781
             30               + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                              0                         0
             31               (-) DIVIDENDS PAID                                                -526,713                  -817,781
             32               + PREMIUM ON SALE OF SHARES                                              0                         0
             33               + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                              0                         0

              9               CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES         -1,093,573                   649,323
             34               + (-) DECREASE (INCREASE) IN STOCK
                              INVESTMENTS OF A PERMANENT NATURE                                   14,450                 1,187,217
             35               (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                  -675,680                  -117,779
             36               (-) INCREASE IN CONSTRUCTIONS IN PROGRESS                         -432,343                  -739,696
             37               + SALE OF OTHER PERMANENT INVESTMENTS                                    0                         0
             38               + SALE OF TANGIBLE FIXED ASSETS                                          0                   403,803
             39               + (-) OTHER ITEMS                                                        0                   -84,222





                                       12

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                                     RATIOS
                                  CONSOLIDATED

   REF P     CONCEPTS                                                 QUARTER OF PRESENT          QUARTER OF PREVIOUS
                                                                         FINANCIAL YEAR             FINANCIAL YEAR
             YIELD
     1       NET INCOME TO NET SALES                                      (5.95)     %            1.05      %
     2       NET INCOME TO STOCK HOLDERS' EQUITY (**)                    (13.59)     %             0.5      %
     3       NET INCOME TO TOTAL ASSETS (**)                              (3.91)     %            0.79      %
     4       CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                    2.29      %            0.72      %
     5       INCOME DUE TO MONETARY POSITION TO NET INCOME               (33.77)     %          160.18      %

             ACTIVITY
     6       NET SALES TO NET ASSETS (**)                                  0.66    times          0.75    times
     7       NET SALES TO FIXED ASSETS (**)                                1.50    times          1.64    times
     8       INVENTORIES ROTATION (**)                                     4.80    times          4.86    times
     9       ACCOUNTS RECEIVABLE IN DAYS OF SALES                            45    days             41    days
     10      PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)             6.89      %            8.57      %

             LEVERAGE
     11      TOTAL LIABILITIES TO TOTAL ASSETS                            61.67      %           56.36      %
     12      TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY                    1.61    times          1.29    times
     13      FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES            54.15      %           59.51      %
     14      LONG-TERM LIABILITIES TO FIXED ASSETS                        67.03      %           55.89      %
     15      OPERATING INCOME TO INTEREST PAID                             1.23    times          1.93    times
     16      NET SALES TO TOTAL LIABILITIES (**)                           1.07    times          1.33    times

             LIQUIDITY
     17      CURRENT ASSETS TO CURRENT LIABILITIES                         1.20    times          1.13    times
     18      CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES          0.82    times          0.69    times
     19      CURRENTS ASSETS TO TOTAL LIABILITIES                          0.53    times          0.52    times
     20      AVAILABLE ASSETS TO CURRENT LIABILITIES                      29.45      %           19.10      %

             CASH FLOW
     21      CASH FLOW FROM NET INCOME TO NET SALES                        0.51      %            6.49      %
     22      CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES        4.79      %           10.11      %
     23      CASH GENERATED (USED) IN OPERATING TO INTEREST PAID           1.24    times          3.96    times
     24      EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING    152.05      %           81.91      %
     25      INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING    (52.05)     %           18.09      %
     26      ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH
             GENERATED (USED) IN INVESTMENT ACTIVBITIES                   61.79      %           -18.14     %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS





                                       13

                                  MEXICAN STOCK EXCHANGE
                                        SIFIC / ICS
                                      DATA PER SHARE

      REF D        CONCEPTS                                                     QUARTER OF PRESENT       QUARTER OF PREVIOUS
                                                                                  FINANCIAL YEAR           FINANCIAL YEAR
                                                                                    AMOUNT                     AMOUNT
        1          BASIC PROFIT PER ORDINARY SHARE (**)                            -0.76                       0.35
        2          BASIC PROFIT PER PREFERENT SHARE (**)                             0                          0
        3          DILUTED PROFIT PER ORDINARY SHARE (**)                            0                          0
        4          CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)                -0.76                       0.35
        5          EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING
                   PROFIT PER SHARE (**)                                           $0.00                      $0.00
        6          EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS
                   OPERATING PROFIT PER SHA0E (**)                                   0                          0
        7          EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS
                   OPERATING PROFIT PER SH0RE (**)                                   0                          0
        8          CARRYING VALUE PER SHARE                                         5.58                       6.44
        9          CASH DIVIDEND ACCUMULATED PER SHARE                              0.29                       0.15
        10         DIVIDEND IN SHARES PER SHARE                                      0                          0
        11         MARKET PRICE TO CARRYING VALUE                                   0.73         Times         0.79        Times
        12         MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)            -5.38         Times        13.74        Times
        13         MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)             0                          0

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS



Annex 1
PRESS RELEASE
See Exhibit 2 to 6-K filing

Annex 2
AUDITORS NOTES
Attached hereto

SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies followed by the Company are in accordance with the accounting principles generally accepted in Mexico, which require management to make certain estimates and use certain assumptions to determine the valuation of some of the balances included in the financial statements and to make the disclosures required to be included therein. Although the actual results may differ from those estimates, management believes that the estimates and assumptions used were appropriate in the circumstances.

The significant accounting policies followed by the companies are as follows:

CHANGES IN ACCOUNTING POLICIES-

Adoption of new Bulletin D-4-

The Company adopted the provisions of new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing". The provision for employee profit sharing of the subsidiaries was not modified because the company does not have any item which generated a liability or future benefit. These adoption of this bulletin has no effect on the cash flow of the company.

Recording of the effect from tax consolidation-

As a result of the adoption of Bulletin D-4 mentioned above the Company changed its method for recording the effect from tax consolidation. Until 1999, it was recorded in the year in which the corresponding annual consolidated tax return was filed. Beginning in 2000, this benefit is recorded in the results of the year in which the benefit is generated.

RECOGNITION OF THE EFFECTS OF INFLATION-

The Company and its subsidiaries follow the accounting policies established in Bulletin B-10 and its amendments and, accordingly, the financial statements have been restated in terms of the purchasing power of the Mexican peso.

BASIS OF CONSOLIDATION-

The consolidated financial statements include those subsidiaries in which the Company has stock and administrative control. All significant intercompany transactions and balances have been eliminated.

The financial statements of foreign subsidiaries whose operations are not an integral part of the Mexican companies are restated using the inflation index of the corresponding country and are translated at the exchange rate at yearend. The financial statements of foreign subsidiaries whose operations are an integral part of the Mexican companies are translated at the exchange rate at yearend or as of the translation date, based on whether the items are monetary or nonmonetary, and are restated using factors derived from the National Consumer Price Index (NCPI).

The participation in net income and changes in equity or consolidation of those subsidiaries that were acquired or sold during the periods has been included in the financial statements since or up to the date on which the transactions took place and were restated in terms of the purchasing power of the Mexican peso.

CASH EQUIVALENTS-

Investments in marketable securities consist mainly of acceptances, bank promissory notes, and paper issued by the Mexican and United States governments, at market (cost plus accrued interest).

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS
Stock Exchange Code: DESC          Quarter   4                        Year  2002
DESC, S.A. DE C.V.                                                  Consolidated
                           FINANCIAL STATEMENT NOTES


                                    ANNEX 2
--------------------------------------------------------------------------------

INVENTORIES AND COST OF SALES-

Inventories are originally recorded at their acquisition or manufacturing cost and restated to the lower of their net replacement cost without exceeding their net realizable value. Substantially, all subsidiaries compute cost of sales using the replacement cost at the time of sale.

REAL ESTATE ASSETS AVAILABLE FOR SALE-

Following the Company's strategy, DINE begun a process of disinvestment and the sale of certain real estate projects. Among those up for sale are Centro Comercial Santa Fe and the Four Seasons Hotel in Punta Mita. The Four Seasons Hotel in Punta Mita was sold at the end of February 2001 and The Centro Comercial Santa Fe was sold in September 2001.

LAND HELD FOR DEVELOPMENT AND REAL ESTATE PROJECTS-

Undeveloped land represents territorial reserves which, together with developed land and ongoing and completed projects, are considered as inventories, since they are held for sale. They are recorded at acquisition, development and construction costs, and restated in U.S. dollars based on the NCPI of the United States and the market exchange rate, with the purpose of showing values in accordance with the current situation of the real estate market.

During 1998, the Company capitalized the comprehensive financial result on debt used to finance real estate projects in progress in addition to their construction and development costs.

INVESTMENT IN SHARES-

The investment in shares is recorded under the equity method.

PROPERTY, PLANT AND EQUIPMENT-

Property, plant and equipment are originally recorded at their cost of acquisition and/or construction and restated following the accounting policies established in Bulletin B-10 and its amendments, using the following methods.

The methods used to restate the fixed assets were the NCPI for assets of domestic origin and the specific indexation for assets of foreign origin, which were restated by applying to their cost in foreign currency the slippage of the Mexican pesos plus the inflation of their country of origin, not exceeding their net realizable value.

The companies follow the practice of capitalizing the comprehensive financial result on debt used to finance construction in progress and the installation of equipment, until the equipment is ready for production.



--------------------------------------------------------------------------------
(1) THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED. THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS
Stock Exchange Code: DESC          Quarter   4                        Year  2002
DESC, S.A. DE C.V.                                                  Consolidated
                           FINANCIAL STATEMENT NOTES


                                    ANNEX 2
--------------------------------------------------------------------------------

Depreciation of property, plant and equipment is calculated using the straight-line method applied to month-end balances based on the utilization of the assets and the estimated remaining useful lives.

IMPAIRMENT OF FIXED ASSETS-

The amounts shown in the accompanying statement of income correspond basically to the reduction in value of property and equipment of some productive facilities in the food and autoparts businesses, in order to reflect their current realizable value.

GOODWILL-

The goodwill resulting from acquisitions made in excess of book value is amortized over the period in which the benefits from the investment will be generated.

INCOME TAXES AND EMPLOYEE PROFIT SHARING-

As of January 1, 2000, the Company and its subsidiaries recognize by means of the liability method the future effects of income taxes related to the cumulative temporary differences between book and taxable income. For employee profit sharing purposes they recognize only those items that will materialize in the short term. Up to 1999, deferred taxes were recognized on the significant nonrecurring temporary differences, whose turnaround period could be determined and which were not expected to be replaced by items of a similar nature and amount.

Based on the authorization granted by the Ministry of Finance, the Company prepares its income and asset tax returns on a consolidated basis, including all subsidiaries which comply with the characteristics established for controlled companies.

EMPLOYEE SEVERANCE BENEFITS-

Under Mexican labor law, the subsidiaries with employees are liable for separation payments to employees terminating under certain circumstances. The indemnity payments are charged to results in the period in which they are made.

The liabilities for seniority premiums, pensions and retirement payments are recorded through annual contributions to irrevocable trust funds, calculated using actuarial calculations based on the projected-unit credit method, using real interest rates.

The liability being accrued at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees.

SHAREHOLDERS' EQUITY RESTATEMENT-

Capital stock and retained earnings are restated by applying the NCPI to the original contributions of capital and the earnings obtained. The restatement represents the amount necessary to maintain shareholders' equity in terms of the purchasing power of the amounts originally invested or retained.


--------------------------------------------------------------------------------
(1) THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED. THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC/ICS
Stock Exchange Code: DESC          Quarter   4                        Year  2002
DESC, S.A. DE C.V.                                                  Consolidated
                           FINANCIAL STATEMENT NOTES


                                    ANNEX 2
--------------------------------------------------------------------------------

The cumulative effect of restatement represents the gain or loss from holding nonmonetary assets, which is the amount by which nonmonetary assets change in value as compared to the NCPI.

REVENUES AND EXPENSES RESTATEMENT-

Revenues and expenses associated with a monetary item are restated from the month in which they arise through yearend, based on factors derived from the NCPI. Costs of sale and depreciation charged in results, are restated through yearend, as a function of the restatement of the nonmonetary asset which is being consumed or sold.

COMPREHENSIVE FINANCIAL RESULT-

This represents the net effect of interest earned and incurred, exchange gains and losses and the gain or loss from monetary position, which is the result of maintaining monetary assets and liabilities whose real purchasing power is modified by the effects of inflation. Foreign currency transactions are recorded at the exchange rate effective at the time the transactions are carried out and foreign currency denominated assets and liabilities are adjusted to the exchange rate effective at yearend.

EARNINGS PER SHARE-

The Company determined its earnings per share based on the net majority income and the average number of shares outstanding during the years.

COMPREHENSIVE INCOME (LOSS)-

Comprehensive income (loss) is comprised of the net income for the period plus any gains or losses that according to specific regulations are presented directly in shareholders' equity, such as the gain or loss from holding nonmonetary assets.












--------------------------------------------------------------------------------
(1) THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED. THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.

                          MEXICAN STOCK EXCHANGE
                               SIFIC / ICS

STOCK EXCHANGE CODE:DESC                                             QUARTER:4                                            YEAR: 2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                      ANNEX 3
                                                                 SHARE OWNERSHIP

                                                                                                               TOTAL AMOUNT
             COMPANY NAME                       MAIN ACTIVITIES     NUMBER OF SHARES  OWNERSHIP            (THOUSANDS OF PESOS)

             SUBSIDIARIES                                                                         ACQUISITION COST     PRESENT VALUE
BOSQUES DE LAS LOMAS, S.A. DE C.V.                 Real Estate           43,189,000        100         161,193              161,193
CLUB ECUESTRE CHILUCA, S.A. DE C.V.                Real Estate           15,274,170         78         421,968              421,968
PROMOCIONES BOSQUES, S.A. DE C.V.                  Real Estate           82,212,000        100         412,919              412,919
CORPORATIVO DINE, S.A. DE C.V                      Real Estate          238,390,000        100          56,373               56,373
HOLDING DICOMEX, S.A. DE C.V                       Real Estate          141,740,000         50          78,623               78,623
PROMOTORA INMOBILIARIA HIDALGUENSE, S.A  DE C.V.   Real Estate           12,876,272      59.31          12,228               12,228
TURISTICA AKKO, S.A. DE C.V.                       Real Estate               10,000        100          -1,417               -1,417
BOSQUES DE SANTA FE,  S.A. DE C.V.                 Real Estate                   50         98         -46,862              -46,862
CA?ADA DE SANTA FE, S.A. DE C.V.                   Real Estate          278,000,000         73         813,771              813,771
INMOBILIARIA DINE, S.A. DE C.V.                    Real Estate           10,010,200        100          62,267               62,267
CANTILES DE MITA                                   Real Estate           54,326,326       95.9       1,271,021            1,271,021
CLUB DE GOLF PUNTA MITA, S.A. DE C.V.              Real Estate           12,410,869      87.69         138,442              138,442
RESORT CLUB PUNTA MITA, S.A. DE C..V               Real Estate               50,000        100           8,966                8,966
UNIK, S.A. DE C.V.                                 Autoparts Sector     700,968,215        100       3,356,730            3,356,730
CORFUERTE, S.A. DE C.V.                            Food Sector          643,205,800       77.3         436,636              436,636
AGROKEN, S.A. DE C.V.                              Food Sector          366,460,475        100         535,459              535,459
AUTHENTIC SPECIALITY FOODS                         Food Sector              291,101      81.31       1,038,904            1,038,904
AGROBIOS CORPORATIVO                               Food Sector              550,000      99.99          36,462               36,462
CID CENTRO DE INVESTIGACION Y DESARROLLO           Chemical Sector      190,386,900        100          23,864               23,864
DIRECCION IRSA, S.A. DE C.V.                       Chemical Sector        4,201,745        100         -47,049              -47,049
FENOQUIMIA, S.A. DE C.V.                           Chemical Sector        4,998,994        100        -203,708             -203,708
FORESTACIONES OPERATIVAS DE MEXICO, S.A.           Chemical Sector           31,440        100          21,459               21,459
GIRSA CORPORATIVO, S.A. DE C.V.                    Chemical Sector        5,509,998        100          42,590               42,590
GIRSA INMOBILIARIA, S.A. DE C.V.                   Chemical Sector      615,124,720        100         730,601              730,601
H2ORIZONTES, S.A. DE C.V.                          Chemical Sector           49,950        100          -3,790               -3,790
PRODUCTOS DE CONSUMO RESISTOL, S.A. DE C.V.        Chemical Sector      691,180,902        100         -12,482              -12,482
QUIMIR, S.A. DE C.V.                               Chemical Sector        1,930,986        100          51,541               51,541
RESIRENE, S.A. DE C.V.                             Chemical Sector      236,058,979        100         193,764              193,764
SERVICIOS FORESTACIONES DE MEXICO, S.A. DE C.V.    Chemical Sector              218        100            -244                 -244
TECNO INDUSTRIA RF, S.A. DE C.V.                   Chemical Sector       10,673,496        100          54,684               54,684
REXEL, S.A. DE C.V.                                Chemical Sector        1,000,997        100         119,049              119,049
INDUSTRIAS NEGROMEX, S.A. DE C.V.                  Chemical Sector      410,044,831        100         587,960              587,960
DYNASOL ELASTOMEROS, S.A. (ESPA?A)                 Chemical Sector                1         50         256,033              256,033
DYNASOL GESTION, S.A.                              Chemical Sector                1         50             556                  556
DYNASOL, L.L.C.                                    Chemical Sector                1         50          10,980               10,980
PARATEC ELASTOMEROS L.L.C.                         Chemical Sector                1         51          20,827               20,827
PLASTIGLAS DE MEXICO, S.A. DE C.V.                 Chemical Sector      200,778,189         95          83,223               83,223
PARATEC, S.A. de C.V.                              Chemical Sector           73,960         71         136,117              136,117
AEROPYCSA, S.A. DE C.V.                            EMP. DE SERVS        648,309,280        100         110,687              110,687
CORPORATIVO ARCOS                                  EMP. DE SERVS        260,524,996        100          57,020               57,020
PROMOCION Y CONTROL, S.A. DE C.V.                  EMP. DE SERVS          1,254,000        100             901                  901
BIG SOFT                                           EMP. DE SERVS          1,449,999        100           7,130                7,130
PACIFIC INTERNATIONAL AIRWAYS, S.A. DE C.V.        EMP. DE SERVS            244,498        100           1,431                1,431
SERCOR                                             EMP. DE SERVS                449        100             695                  695
OTRAS SUBSIDIARIAS (4)       (NO. DE SUBS.:)

Associates

1. Others                                                                                           11,037,522           11,037,522
SERVICIOS                                                            1                       0          84,274               84,274


Other Permanent Investments                                                                                               4,248,283

Total                                                                                                                    15,370,079
------------------------------------------------------------------------------------------------------------------------------------


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE:DESC            QUARTER:4                         YEAR: 2002


                                     ANNEX 4
                          PROPERTY, PLANT AND EQUIPMENT
                              (Thousands of Pesos)

                                                                                                                           CARRYING
                                                     ACCUMMULATED                                      DEPRECIATION ON      VALUE +
                                  ACQUISITION COST   DEPRECIATION   CARRYING VALUE     REVALUATION       REVALUATION       REV - DEP
                                  ----------------   ------------   --------------     -----------       -----------       ---------
CONCEPT
DEPRECIATION ASSETS
PROPERTY                             1,887,112          396,099        1,491,013         3,888,780         1,899,411       3,480,382
MACHINERY                            6,688,668        3,180,849        3,507,819         9,407,146         5,835,800       7,079,165
TRANSPORT EQUIPMENT                    195,662          120,200           75,462            76,333            22,882         128,913
OFFICE EQUIPMENT                       113,267           65,654           47,613            77,164            47,470          77,307
COMPUTER EQUIPMENT                     311,143          269,884           41,259            80,572            72,769          49,062
OTHER                                  171,720          138,836           32,884           774,884           471,990         335,778
DEPRECIABLES TOTAL                   9,367,572        4,171,522        5,196,050        14,304,879         8,350,322      11,150,607

NOT DEPRECIATION ASSETS
GROUNDS                                255,778                0          255,778           934,162                 0       1,189,940
CONSTRUCTIONS IN PROCESS               769,982                0          769,982                 0                 0         769,982
OTHER                                        0                0                0                 0                 0               0
NOT DEPRECIABLES TOTAL               1,025,760                0        1,025,760           934,162                 0       1,959,922

TOTAL                               10,393,332        4,171,522        6,221,810        15,239,041         8,350,322      13,110,529


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:DESC             QUARTER:4                        YEAR: 2002

                                     ANNEX 5
                                CREDITS BREAKDOWN
                              (Thousands of Pesos)

----------------------------------------------------------------------------------------------------------------
  Credit Type / Institution           Amortization    Rate of                        Denominated in Pesos
                                          Date        Interest               -----------------------------------

-------------------------------                                              -----------------------------------
           Banks                                                             Until 1               More Than 1
                                                                              Year                     Year
----------------------------------------------------------------------------------------------------------------
                                                                                                       LT
-----------------------------------------------------------------------------------------------------------------
WITH WARRANTY
-----------------------------------------------------------------------------------------------------------------

DEUTSCHE BANK                           15-Oct-07       8.75                       0                    0



-----------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
-----------------------------------------------------------------------------------------------------------------
IFC                                     15-Feb-04       3.86                       0                    0
IFC                                     15-Feb-03       3.74                       0                    0
IFC                                     15-Feb-06       3.86                       0                    0
IFC                                     15-Sep-09       8.31                       0                    0
DEG                                     28-Dec-06       4.13                       0                    0
CITIBANK NA (SIND)                      12-Jun-07       2.97                       0                    0
DEUTSCHE BANK (SIND)                    12-Jun-07       2.97                       0                    0
JP MORGAN CHASE BANK (SIND)             12-Jun-07       2.97                       0                    0
BANCO NAL. COMERCIO EXTERIOR            12-Jun-07       2.97                       0                    0
COMERICA BANK (SIND)                    12-Jun-07       2.97                       0                    0
EXPORT DEVELOPMENT CANADA (SIND)        12-Jun-07       2.97                       0                    0
TORONTO DOMINION BANK (SIND)            12-Jun-07       2.97                       0                    0
BBVA BANCOMER (SIND)                    12-Jun-07       2.97                       0                    0
CREDIT LYONNAIS (SIND)                  12-Jun-07       2.97                       0                    0
CREDIT SUISSE FIRST BOSTON (SIND)       12-Jun-07       2.97                       0                    0
HSBC BANK (SINDICADO)                   12-Jun-07       2.97                       0                    0
BAYERISCHE HYPO-UND VEREINSB            12-Jun-07       2.97                       0                    0
BBVA BANCOMER (SIND)                    26-Jun-07       9.3                        0              355,000
BANCO SANTANDER MEXICANO (SIND)         26-Jun-07       9.3                        0              355,000
BANCO INVEX (SIND)                      26-Jun-07       9.3                        0              200,000
COMERICA BANK MEXICO (SIND)             26-Jun-07       9.3                        0              100,000
IXE BANCO (SIND)                        26-Jun-07       9.3                        0               40,000
BANCO MERCANTIL DEL NORTE (SIND)        26-Jun-07       9.3                        0              250,000
BANCO INBURSA                            1-Dec-03       3.85                       0                    0
BANCO INBURSA                            1-Dec-04       3.75                       0                    0
BANCO INBURSA                            9-Jun-03       3.85                    0.00                 0.00
IXE BANCO                               30-May-03       3.75                    0.00                 0.00
BBVA BANCOMER                            8-Apr-03       3.02                    0.00                 0.00
BANAMEX-CITIBANK                        10-Nov-03       2.82                    0.00                 0.00
BANAMEX-CITIBANK                         3-Jun-03       2.59                    0.00                 0.00
BANAMEX-CITIBANK                        16-May-08       8.06                    5.00            11,907.00
BANCO INBURSA                           11-Feb-03       3.25                    0.00                 0.00
BANCO INBURSA                           11-Feb-03       3.25                    0.00                 0.00
ING BANK                                 3-Mar-03       3.02                    0.00                 0.00
CALIFORNIA COMMERCE BANK                 2-Aug-03       2.25                       0                    0
CALIFORNIA COMMERCE BANK                 3-Apr-04       3.25                       0                    0
BANCO INBURSA                           10-Jan-03       3.75                       0                    0
BANCO INBURSA                           10-Jan-03       3.75                       0                    0
Varios Arrend.                           2-Jul-10       8.4                        0                    0
BANCO SANTANDER MEXICANO                31-Jan-07       8.87                   1,214                3,953
BANCO SANTANDER MEXICANO                31-Jan-07       8.87                   2,040                6,637
BANCO SANTANDER MEXICANO                31-Jan-07       6.6                    1,040                3,192
BANCO SANTANDER MEXICANO                28-May-03       2.66                       0                    0
BANAMEX-CITIBANK                         3-Jun-03       2.59                       0                    0
BANCO NAL. COMERCIO EXTERIOR             4-Jun-03       2.48                       0                    0
BANAMEX-CITIBANK                        25-Mar-03       3.57                       0                    0
JP MORGAN CHASE BANK                    11-Mar-03       7.34                       0                    0
BANAMEX-CITIBANK                        25-Mar-03       3.64                       0                    0
BANAMEX-CITIBANK                        14-Aug-03       3.56                       0                    0
COMERICA BANK                           20-Mar-04       2.83                       0                    0
COMERICA BANK                           21-Dec-03       2.92                       0                    0
BANAMEX-CITIBANK                        16-Jun-03       2.82                       0                    0
COMERICA BANK                           30-Aug-03       7.75                       0                    0
COMERICA BANK                           30-Aug-03       7.75                       0                    0
BANCO NAL. COMERCIO EXTERIOR             7-Feb-03       2.63                       0                    0
BBVA BANCOMER                           17-Mar-03       2.98                       0                    0
BANCO NAL. COMERCIO EXTERIOR            17-Feb-03       2.68                       0                    0
BANAMEX-CITIBANK                        17-Jan-03       3.04                       0                    0
BANAMEX-CITIBANK                        23-Apr-03       2.84                       0                    0
BANCO NAL. COMERCIO EXTERIOR             4-Jun-03       2.48                       0                    0
BANCO NAL. COMERCIO EXTERIOR            10-Mar-03       2.85                       0                    0
BANCO NAL. COMERCIO EXTERIOR             7-Feb-03       2.63                       0                    0
BANCO NAL. COMERCIO EXTERIOR            14-Feb-03       2.68                       0                    0




** TABLE CONTINUED ... **


                                      22-A

------------------------------------- ---------------------------------------------------------------------------------------------
  Credit Type / Institution                  Amortization of Credits in Foreign Currency with National Entities (Thousands of $)
                                      ---------------------------------------------------------------------------------------------
                                                                                Time Interval
-------------------------------       ---------------------------------------------------------------------------------------------
           Banks                               Current        Until 1        Until 2      Until 3       Until 4         Until 5
                                                Year            Year          Years        Years         Years           Years
------------------------------------- ---------------------------------------------------------------------------------------------
                                                 ST                            LP
-----------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
-----------------------------------------------------------------------------------------------------------------------------------

DEUTSCHE BANK



-----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
-----------------------------------------------------------------------------------------------------------------------------------
IFC
IFC
IFC
IFC
DEG
CITIBANK NA (SIND)
DEUTSCHE BANK (SIND)
JP MORGAN CHASE BANK (SIND)
BANCO NAL. COMERCIO EXTERIOR
COMERICA BANK (SIND)
EXPORT DEVELOPMENT CANADA (SIND)
TORONTO DOMINION BANK (SIND)
BBVA BANCOMER (SIND)
CREDIT LYONNAIS (SIND)
CREDIT SUISSE FIRST BOSTON (SIND)
HSBC BANK (SINDICADO)
BAYERISCHE HYPO-UND VEREINSB
BBVA BANCOMER (SIND)
BANCO SANTANDER MEXICANO (SIND)
BANCO INVEX (SIND)
COMERICA BANK MEXICO (SIND)
IXE BANCO (SIND)
BANCO MERCANTIL DEL NORTE (SIND)
BANCO INBURSA                                                227,949
BANCO INBURSA                                                236,238       362,646
BANCO INBURSA                                                529,463       175,107
IXE BANCO                                                                   61,131
BBVA BANCOMER
BANAMEX-CITIBANK
BANAMEX-CITIBANK
BANAMEX-CITIBANK
BANCO INBURSA                                                  6,735
BANCO INBURSA                                              13,832.00
ING BANK
CALIFORNIA COMMERCE BANK
CALIFORNIA COMMERCE BANK
BANCO INBURSA                                              93,252.00
BANCO INBURSA                                              31,086.00
Varios Arrend.
BANCO SANTANDER MEXICANO
BANCO SANTANDER MEXICANO
BANCO SANTANDER MEXICANO
BANCO SANTANDER MEXICANO                                      51,807
BANAMEX-CITIBANK
BANCO NAL. COMERCIO EXTERIOR                                  20,723
BANAMEX-CITIBANK
JP MORGAN CHASE BANK
BANAMEX-CITIBANK
BANAMEX-CITIBANK
COMERICA BANK
COMERICA BANK
BANAMEX-CITIBANK
COMERICA BANK
COMERICA BANK
BANCO NAL. COMERCIO EXTERIOR                                  46,626
BBVA BANCOMER
BANCO NAL. COMERCIO EXTERIOR                                  31,084
BANAMEX-CITIBANK
BANAMEX-CITIBANK
BANCO NAL. COMERCIO EXTERIOR                                  15,930
BANCO NAL. COMERCIO EXTERIOR                                   6,994
BANCO NAL. COMERCIO EXTERIOR                                  48,698
BANCO NAL. COMERCIO EXTERIOR                                  25,903




** TABLE CONTINUED ... **




                                      22-B

-------------------------------------- -------------------------------------------------------------------------------------------
  Credit Type / Institution                  Amortization of Credits in Foreign Currency with foreign entities (Thousands of $)
                                       -------------------------------------------------------------------------------------------
                                                                                    Time Interval
-------------------------------        -------------------------------------------------------------------------------------------
           Banks                          Current       Until 1         Until 2       Until 3         Until 4            Until 5
                                           Year           Year           Years         Years           Years              Years
-------------------------------------- -------------------------------------------------------------------------------------------
                                            ST                            LP
----------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
----------------------------------------------------------------------------------------------------------------------------------

DEUTSCHE BANK                                                                                                             756,903



----------------------------------------------------------------------------------------------------------------------------------
OTHER FINANCIAL ENTITIES
----------------------------------------------------------------------------------------------------------------------------------
IFC                                                      62,168        31,084
IFC                                                      51,807
IFC                                                      14,806        14,798          14,802           7,402
IFC                                                     155,420       155,420         155,420         155,420             466,259
DEG                                                       4,180         4,297           2,169           2,169
CITIBANK NA (SIND)                                                     77,710         252,556         174,847             116,565
DEUTSCHE BANK (SIND)                                                   59,577         150,886          91,309              60,873
JP MORGAN CHASE BANK (SIND)                                            59,577         150,886          91,309              60,873
BANCO NAL. COMERCIO EXTERIOR                                                          116,565         116,565              77,710
COMERICA BANK (SIND)                                                   51,807         129,516          77,710              51,807
EXPORT DEVELOPMENT CANADA (SIND)                                       34,555          86,336          51,807              34,529
TORONTO DOMINION BANK (SIND)                                                           77,710          77,710              51,807
BBVA BANCOMER (SIND)                                                   12,951          22,665           9,714               6,476
CREDIT LYONNAIS (SIND)                                                 51,807          51,807
CREDIT SUISSE FIRST BOSTON (SIND)                                      51,807          51,807
HSBC BANK (SINDICADO)                                                  51,807          51,807
BAYERISCHE HYPO-UND VEREINSB                                           51,807          51,807
BBVA BANCOMER (SIND)
BANCO SANTANDER MEXICANO (SIND)
BANCO INVEX (SIND)
COMERICA BANK MEXICO (SIND)
IXE BANCO (SIND)
BANCO MERCANTIL DEL NORTE (SIND)
BANCO INBURSA
BANCO INBURSA
BANCO INBURSA
IXE BANCO
BBVA BANCOMER                                           207,226
BANAMEX-CITIBANK                                        362,646
BANAMEX-CITIBANK                                         93,252
BANAMEX-CITIBANK
BANCO INBURSA
BANCO INBURSA
ING BANK                                              86,344.00
CALIFORNIA COMMERCE BANK                              93,252.00
CALIFORNIA COMMERCE BANK                              39,373.00
BANCO INBURSA
BANCO INBURSA
Varios Arrend.                                        16,177.00      5,441.00        5,996.00        6,607.00           29,705.00
BANCO SANTANDER MEXICANO
BANCO SANTANDER MEXICANO
BANCO SANTANDER MEXICANO
BANCO SANTANDER MEXICANO
BANAMEX-CITIBANK                                        155,420
BANCO NAL. COMERCIO EXTERIOR
BANAMEX-CITIBANK                                          7,584
JP MORGAN CHASE BANK                                     43,789
BANAMEX-CITIBANK                                          7,770
BANAMEX-CITIBANK                                         15,195
COMERICA BANK                                            10,361         5,181
COMERICA BANK                                            62,168
BANAMEX-CITIBANK                                        122,263
COMERICA BANK                                               202
COMERICA BANK                                               390            65
BANCO NAL. COMERCIO EXTERIOR
BBVA BANCOMER                                           103,613
BANCO NAL. COMERCIO EXTERIOR
BANAMEX-CITIBANK                                         51,807
BANAMEX-CITIBANK                                         13,988
BANCO NAL. COMERCIO EXTERIOR
BANCO NAL. COMERCIO EXTERIOR
BANCO NAL. COMERCIO EXTERIOR
BANCO NAL. COMERCIO EXTERIOR





** TABLE COMPLETE **



                                      22-C

BBVA BANCOMER                           17-Mar-03       2.98                       0                    0
BANAMEX-CITIBANK                        23-Apr-03       2.84                       0                    0
BANAMEX-CITIBANK                        13-Jun-03       2.41                       0                    0
BANCO NAL. COMERCIO EXTERIOR            21-May-03       2.49                       0                    0
BANCO NAL. COMERCIO EXTERIOR            10-Mar-03       2.85                       0                    0





----------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                                                    4,299            1,325,689
----------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------
                                      Amortization    Rate of                        Denominated in Pesos
                                          Date        Interest               -----------------------------------

                                                                             -----------------------------------
                                                                             Until 1               More Than 1
LISTED ON THE MEXICAN STOCK EXCHANGE                                          Year                     Year
----------------------------------------------------------------------------------------------------------------

UNSECURED DEBT

UDIBONOS                               10/21/2006       9.00                                    1,045,153
UDIBONOS                                7/13/2007       8.20                                    1,150,211
-----------------------------------------------------------------------------------------------------------------
                                                                                   0            2,195,364
-----------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
SUPPLIERS
-----------------------------------------------------------------------------------------------------------------
OTHERS                                                                     1,029,982                    0
-----------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS
-----------------------------------------------------------------------------------------------------------------
OTHERS                                                                     1,608,665                    0
-------------------------------------
OTHER CURRENT LIABILITIES AND
 OTHER CREDITS                                                             2,642,946            3,521,053
-----------------------------------------------------------------------------------------------------------------




** TABLE CONTINUED ... **





                                      23-A

BBVA BANCOMER
BANAMEX-CITIBANK
BANAMEX-CITIBANK
BANCO NAL. COMERCIO EXTERIOR                            53,879
BANCO NAL. COMERCIO EXTERIOR                             9,190





----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                 0        1,449,389       598,884              0               0                 0
----------------------------------------------------------------------------------------------------------------------------------




------------------------------------- --------------------------------------------------------------------------------------------
                                           Amortization of Credits in Foreign Currency with National Entities (Thousands of $)
                                      --------------------------------------------------------------------------------------------
                                                                               Time Interval
                                      --------------------------------------------------------------------------------------------
                                          Current       Until 1        Until 2        Until 3         Until 4             Until 5
LISTED ON THE MEXICAN STOCK EXCHANGE       Year           Year          Years          Years           Years               Years
------------------------------------- --------------------------------------------------------------------------------------------

UNSECURED DEBT

UDIBONOS
UDIBONOS
----------------------------------------------------------------------------------------------------------------------------------
                                            0                0             0              0               0                 0
----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
----------------------------------------------------------------------------------------------------------------------------------
OTHERS
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS
----------------------------------------------------------------------------------------------------------------------------------
OTHERS
-------------------------------------
OTHER CURRENT LIABILITIES AND
 OTHER CREDITS                              0        1,449,389       598,884              0               0                 0
----------------------------------------------------------------------------------------------------------------------------------



** TABLE CONTINUED ... **





                                      23-B

BBVA BANCOMER                                          103,613
BANAMEX-CITIBANK                                        30,048
BANAMEX-CITIBANK                                        51,807
BANCO NAL. COMERCIO EXTERIOR
BANCO NAL. COMERCIO EXTERIOR





---------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                   0      1,966,669       719,691       1,372,735         862,569           1,713,507
---------------------------------------------------------------------------------------------------------------------------------




-------------------------------------- ------------------------------------------------------------------------------------------
                                            Amortization of Credits in Foreign Currency with foreign entities (Thousands of $)
                                       ------------------------------------------------------------------------------------------
                                                                               Time Interval
                                       ------------------------------------------------------------------------------------------
                                         Current       Until 1         Until 2       Until 3         Until 4            Until 5
LISTED ON THE MEXICAN STOCK EXCHANGE      Year           Year           Years         Years           Years              Years
-------------------------------------- ------------------------------------------------------------------------------------------
UNSECURED DEBT

UDIBONOS
UDIBONOS
---------------------------------------------------------------------------------------------------------------------------------
                                              0              0             0               0               0                   0
---------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
---------------------------------------------------------------------------------------------------------------------------------
OTHERS                                               1,140,250
---------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS
---------------------------------------------------------------------------------------------------------------------------------
OTHERS                                                 160,798
-------------------------------------
OTHER CURRENT LIABILITIES AND
 OTHER CREDITS                                0      3,267,717       719,691       1,372,735         862,569           1,713,507
---------------------------------------------------------------------------------------------------------------------------------



** TABLE COMPLETE **






                                      23-C

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE:DESC            QUARTER:4                         YEAR: 2002

                                     ANNEX 6
             TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
                              (Thousands of Pesos)


                                              DOLLARS (1)                        OTHER CURRENCIES                 TOTAL

                                   THOUSANDS OF        THOUSANDS OF      THOUSANDS OF         THOUSANDS OF     THOUSANDS OF
TRADE BALANCE                         DOLLARS              PESOS            DOLLARS              PESOS            PESOS
-------------                         -------              -----            -------              -----            -----
1. INCOME

EXPORTS                               905,353            8,960,253             0                    0           8,960,253

OTHER                                   4,920               47,512             0                    0              47,512

TOTAL                                 910,273            9,007,765             0                    0           9,007,765

2. EXPEDITURE

IMPORT (RAW MATERIALS)                405,509            3,916,094             0                    0           3,916,094

INVESTMENTS                            29,174              281,685             0                    0             281,685

OTHER                                 101,953              983,996             0                    0             983,996

TOTAL                                 536,636            5,181,775             0                    0           5,181,775

NET BALANCE                           373,637            3,825,990                                              3,825,990

FOREIGN MONETARY POSITION

TOTAL ASSETS                          338,921            3,511,662             0                    0           3,511,662

LIABILITIES POSITION                  963,632            9,984,480             0                    0           9,984,480

SHORT TERM LIABILITIES POSITION       455,262            4,717,106             0                    0           4,717,106

LONG TERM LIABILITIES POSITION        508,370            5,267,374             0                    0           5,267,374

NET BALANCE                          -624,711           -6,472,818             0                    0          -6,472,818


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE:DESC            QUARTER:4                         YEAR: 2002

                                     ANNEX 7
             INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
                              (Thousands of Pesos)

                                                                   (ASSET) LIABILITIES
                              MONETARY           MONETARY               MONETARY                 MONTHLY            MONTHLY (PROFIT)
MONTH                          ASSETS           LIABILITIES             POSITION                INFLATION               AND LOSS
-----                          ------           -----------             --------                ---------               --------
JANUARY                      6,547,549           15,496,640            -8,949,091                  0.92                   82,332
FEBRUARY                     5,870,367           15,568,071            -9,697,704                     0                   -5,819
MARCH                        6,161,504           15,906,306            -9,744,802                  0.51                   49,698
APRIL                        6,554,529           15,787,368            -9,232,839                  0.55                   50,781
MAY                          6,264,061           15,742,248            -9,477,647                   0.2                   18,955
JUNE                         6,320,793           16,310,647            -9,989,854                  0.49                   48,950
JULY                         7,837,993           16,647,138            -8,809,145                  0.29                   25,547
AUGUST                       7,311,643           16,289,775            -8,978,132                  0.38                   34,117
SEPTEMBER                    7,073,792           16,723,293            -9,649,501                   0.6                   57,897
OCTOBER                      7,220,801           16,690,826            -9,470,025                  0.44                   41,668
NOVEMBER                     6,762,260           16,424,933            -9,662,673                  0.88                   85,032
DECEMBER                     6,734,293           16,660,173            -9,925,880                  0.54                   53,600
ACTUALIZATION                        0                    0                     0                     0                        0
CAPITALIZATION                       0                    0                     0                     0                 -147,465
FOREIGN CORP.                        0                    0                     0                     0                        0
OTHER                                0                    0                     0                     0                        0

TOTAL                                                                                                                    395,293



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE:DESC            QUARTER:4                         YEAR: 2002

             BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

                                     ANNEX 8

              FINANCIAL LIMITED BASED IN ISSUED DEED AND / OR TITLE


             -1 Interest Coverage.

The result obtained from dividing the sum of (i) the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters by (ii) consolidated financial expense during such period, shall not be less than 2.75 times.

             -2 Capitalization.

The result obtained from dividing, (i) total debt with cost minus cash plus fifty million dollars, by (ii) net assets plus total debt with cost minus cash plus fifty million dollars, shall not be greater than 0.50 times.

             -3 Leverage Ratio.

The result obtained from dividing (i) total debt with cost minus cash plus fifty million dollars, by (ii) the sum of the consolidated operating profit plus depreciation and amortization during the immediately prior 4 full fiscal quarters, shall not exceed 4.75 times.


   ACTUAL SITUATION OF FINANCIAL LIMITED

(1) Interest Coverage.                 3.29

(2) Capitalization.                    0.47

(3) Leverage Ratio.                    4.47

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE:DESC             QUARTER:4                        YEAR: 2002



                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                     ANNEX 9                        CONSOLIDATED

-----------------------------------------------------------------------------------------------------------------------------------
                 PLANT                                       ECONOMIC                                    PLANT
                  OR                                                                                    CAPACITY      UTILIZATION
                CENTER                                       ACTIVITY                                     (1)              %
-----------------------------------------------------------------------------------------------------------------------------------
EJES TRACTIVOS, S.A. DE C.V.                     REAR AXLES                                                 320            50%
PISTONES MORESA, S.A. DE C.V.                    PISTONS (PIECES)                                        11,800            41%
MORESTANA, S.A. DE C.V.                          TAPPETS (PIECES)                                        12,900            68%
PISTONES MORESA, S.A. DE C.V.                    PISTON PINS (PIECES)                                    23,500            47%
ENGRANES CONICOS, S.A. DE C.V.                   GEARS (SETS)                                               820            70%
PRODUCTOS ESTAMPADOS DE MEXICO, S.A. DE C.V.     PICK-UP BOXES (PIECES)                                     330            35%
VELCON, S.A. DE C.V.                             CONSTANT VELOCITY JOINTS (PIECES)                        1,920            90%
TRANSMISIONES TSP, S.A DE C.V.                   TRANSMISSIONS (TRANS.)                                      71            24%
TREMEC, S.A.  DE C.V.                            TRANSMISSIONS (TRANS.)                                     400            70%
CARDANES, S.A. DE C.V.                           PROPELLER SHAFTS (PIECES)                                  742            57%
HAYES WHEELS CHIHUAHUA, S.A. DE C.V.             ALUMINUM WHEELS (PIECES)                                   650            60%
HAYES WHEELS ACERO, S.A. DE C.V.                 STEEL WHEELS (PIECES)                                    6,100            40%
AUTOMETALES, S.A. DE .CV.                        IRON FOUNDRY (TONS.)                                        20            47%
TF VICTOR, S.A. DE C.V.                          GASKETS, SEALS, MOTOR PARTS (PIECES)                    20,000            60%
FORJAS SPICER, S.A. DE C.V.                      PRECISION FORGES (TONS.)                                    55            32%
VEHYCO                                           PISTONS (PIECES)                                         1,200            70%
COATZACOALCOS, VER.                              POLYSTYRENE (TONS)                                      75,000           103%
XOCOHTZINGO,TLAX.                                POLYSTYRENE (TONS)                                      65,000            64%
ALTAMIRA, TAMPS. (Dynasol)                       SYNTHETIC RUBBER (TONS)                                 84,500           100%
ALTAMIRA, TAMPS. (INSA)                          SYNTHETIC RUBBER (TONS)                                 96,000            88%
ALTAMIRA, TAMPS. (PARATEC)                       SYNTHETIC RUBBER (TONS)                                 40,000            74%
COATZACOALCOS, VER.                              PHOSPHATE (TONS)                                       100,000           102%
TULTITLAN, EDO. MEX.                             PHOSPHATE (TONS)                                        86,000            64%
LECHERIA, EDO. MEX.                              PHOSPHATE (TONS)                                        40,000            8%
ALTAMIRA, TAMPS.                                 CARBON BLACK (TONS)                                    120,000            88%
COSOLEACAQUE, VER.                               METHYL METHACRYLATE (TONS)                              20,000            99%
OCOYOACAC, EDO. MEX.                             ACRYLC SHEET                                             7,855           106%
SAN LUIS POTOSI. S.L.P.                          ACRYLC SHEET                                             4,806            96%
SALAMANCA, GTO.                                  WATERPROOFING SEALANTS AND ADHESIVES (TONS)            145,000            46%
VALLEJO, D.F.                                    ADHESIVES (TONS)                                        16,000            53%
LERMA, EDO. MEX.                                 ADHESIVES (TONS)                                         4,080            57%
QUERETARO, QRO.                                  NATURAL PIGMENTS                                            72            34%
LECHERIA, EDO. MEX.                              EMULSIONS (TONS)                                         6,000            68%
LERMA, EDO. MEX.                                 MELAMINE LAMINATES (TONS)                                    6            77%
ZITACUARO, MICH.                                 PARTICLE BOARD (MILLONES DE M2)                             14            68%
LECHERIA, EDO. MEX.                              ORTHOPHOSPHATE (TONS)                                  119,000            32%

-----------------------------------------------------------------------------------------------------------------------------------


OBSERVATIONS:

(A) IN "EJES TRACTIVOS" THE CAPACITY THAT HAD BEEN REPORTED WAS THE CAPACITY OF ASSEMBLY AND NOT THE CAPACITY OF MANUFACTURING.

(B) THESE BUSINESSES THAT HAD BEEN SEPARATED IN THE MONTH OF MAY HAD BEEN RECORDED SINCE JANUARY 2002.

(C)  INCREMENT IN CAPACITY AS A RESULT OF THE PROJECT CALLED "FORJA EN TIBIO."

(D)  A CORRECTION OF THE INSTALLED CAPACITY.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:DESC            QUARTER:4                         YEAR: 2002


                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                     ANNEX 9

-----------------------------------------------------------------------------------------------------------------------------------
        PLANT                                     ECONOMIC                                              PLANT
         OR                                                                                           CAPACITY      UTILIZATION
       CENTER                                     ACTIVITY                                               (1)             %
-----------------------------------------------------------------------------------------------------------------------------------
SOUTH EAST                              ALIMENT FOOD (ton/month)                                       27,600            98%
SOUTH EAST                              FARM (thousands)                                                   35           100%
MERIDA                                  SLAUGHTER HOUSE                                                   222           100%
CANCUN                                  SLAUGHTER HOUSE                                                    27            80%
PENJAMO                                 SLAUGHTER HOUSE                                                   111            80%
IRAPUATO                                SLAUGHTER HOUSE                                                   240            0%
SANTA ROSA                              TOMATO PRODUCTS (boxes)                                         2,400            0%
MAZATLAN, SINALOA                       TUNA (thousands boxes)                                          2,500            65%
ROSEMEAD, CALIFORNIA                    SALSA & CANNED  VEGETABLES (thousands lb)                       4,225            47%
LA CORONA                               CANNED VEGETABLES                                                                80%

-----------------------------------------------------------------------------------------------------------------------------------


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE:DESC           QUARTER: 4                         YEAR: 2002


                               MAIN RAW MATERIALS

                              ANNEX 10 CONSOLIDATED

   ---------------------------------------------------------------------------------------------------------------------------------

                                   MAIN                                            MAIN                           DOM.       COST
           DOMESTIC             SUPPLIERS                FOREIGN                   SUPPLIERS                     SUBST.   PRODUCTION
                                                                                                                               %
   ---------------------------------------------------------------------------------------------------------------------------------
 1 LAMINATE             HYLSA, S. A. DE C.V.           STEEL                MC STEEL                               NO
 2 STEEL                INDUSTRIAS CH, S. A.           STEEL                MITSUBISHI                             YES
 3 ALUMINUM             NACOBRE                        LAMINATE             NISHO OWAI                             NO
 4 COLOR PAINTS         P.P.G. INDUSTRIAS DE MEXICO,
                        S. A. DE C.V. STEEL                                 TOTH INDUSTRIES                        NO
 5 LAMINATE             AHMSA                          AUTOMOTIVE PARTS     DANA CO.                               NO
 6 COLOR PAINTS         DUPONT DE MEXICO               FORGE                GSB FORJA                              NO
 7 RODAMIENTOS          KOYO DE MEXICO                 LAMINATE             DAEWOO CORP.                           NO
 8 RODAMIENTOS          TIMKEM                         ALUMINUM             REYNOLDS METAL                         YES
 9 LAMINATE             GENERAL MOTORS                 RODAMIENTOS          THE TIMKEN CO.                         NO
10                                                     FORGE                THYSSEN PRECISION FORGE                NO
11
12
13 STYRENE              PEMEX                          STYRENE              STERLING, MITSUI
14 BUTADIEN                                            BUTADIEN             SHELL, POLIMERI EUROPA , BP CHEMICAL,
15                                                                          EQUISTAR, SABIC, REPSOL QUIMICA, DSM
16 METHANOL             PEMEX                          METHANOL             CELANESE, PETROCEL
17 TOLUEN               PEMEX
18
19 NATURAL GAS          PEMEX
20 PHOSPHORIC ACID      RHODIA MEXICANA
   MERCANTILE
21 PHOSPHORIC ACID      RHODIA MEXICANA
   (TECHNICAL)
22                                                     ACETOCYANOHIDRINE    BP CHEMICAL
23
24 FRESH JALAPENO       OWN PRODUCTION & FRESH MARKET
                        ( VARIOUS )
25 FRESH TOMATO         OWN PRODUCTION & FRESH MARKET
                        ( VARIOUS )
26 FRESH TOMATILLO      OWN PRODUCTION & FRESH MARKET
                        ( VARIOUS )
27 TETRABRIK CONTAINER  TETRAPAK
28 METALLIC CAN         GRUPO ZAPATA
29 METALLIC CAN         ZAPATA ENVASES
30 CORN OIL             ARANCIA CORN PRODUCTS
31 SHIPPING CARTON      CELULOSA Y CORRUGADOS
32 SHIPPING CARTON      EMPAQUE DE CARTON TITAN
33                                                     TOMATO PASTE         MORNING STAR                           YES
34                                                     REYNOLD'S ITEMS      REYNOLDS
35
36 METALLIC CAN         ENVASES DE SINALOA
37 DIESEL               PEMEX
38                                                     VEGETABLES           RIO FARMS
39                                                     VEGETABLES           WOOLF ENTERPRISES
40                                                     PACKAGING MATERIAL
                                                        - GLASS             OWENS BROCKWAY
41                                                     PACKAGING MATERIAL
                                                        - CANS              PECHINEY PLASTIC
42 HOG GENETIC          PIC
                                                       GRAIN                CARGILL                                YES
   ---------------------------------------------------------------------------------------------------------------------------------


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE:DESC            QUARTER: 4                        YEAR: 2002

                                    ANNEX 11
                          SELLS DISTRIBUTION BY PRODUCT
                                 DOMESTIC SALES

------------------------------------------------------------------------------------------------------------------------------------
      MAIN PRODUCTS             TOTAL PRODUCTION                 SALES               MARKET SHARES (%)                 MAIN
                              --------------------      ----------------------       -----------------      ------------------------
                               VOLUME     AMOUNT         VOLUME        AMOUNT                               TRADEMARKS     CUSTOMERS
------------------------------------------------------------------------------------------------------------------------------------
AUTOPARTS SECTOR                                                      2,920,544
CHEMICAL SECTOR                                                       4,501,564
FOOD SECTOR                                                           2,475,216
REAL ESTATE SECTOR                                                      769,176
COMPANIES OF OTHER SERVICES                                              35,626



------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                10,702,126
------------------------------------------------------------------------------------------------------------------------------------



                         SELLS DISTRIBUTION BY PRODUCT
                                 FOREIGN SELLS

------------------------------------------------------------------------------------------------------------------------------------
      MAIN PRODUCTS             TOTAL PRODUCTION                 SALES               MARKET SHARES (%)                 MAIN
                              --------------------      ----------------------       -----------------      ------------------------
                               VOLUME     AMOUNT         VOLUME        AMOUNT                               TRADEMARKS     CUSTOMERS
------------------------------------------------------------------------------------------------------------------------------------

AUTOPARTS SECTOR                                                      5,477,852
CHEMICAL SECTOR                                                       2,441,402
FOOD SECTOR                                                           1,040,999



------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                 8,960,253
------------------------------------------------------------------------------------------------------------------------------------


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE:DESC           QUARTER: 4                         YEAR: 2002


                                    ANNEX 12
    SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)


            NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

                                                            ----------------
NFE BALANCE TO DECEMBER 31st Of: 2002                             3,984,396
                                                            ----------------

                                                            ----------------
Number of shares Outsantding at the Date of the NFEA:         1,369,079,376
                                                            ----------------

              (Units)

--------------
                Are figures fiscally audited?
--------------


          DIVIDENDS PAID OUT IN THE PERIOD THAT COMES FROM THE NFEA
-------------------------------------------------------------------------------------------------------
   Quarter       Series        Number of shares         Date of Settlement             Amount
                                 Outstanding
-------------------------------------------------------------------------------------------------------
      2             A             587,479,900                18-04-02                  42,592
-------------------------------------------------------------------------------------------------------
      4             A             587,479,900                24-10-02                  42,592
-------------------------------------------------------------------------------------------------------
      3             A             587,479,900                25-07-02                  42,592
-------------------------------------------------------------------------------------------------------
      1             A             587,479,900                31-01-02                  42,592
-------------------------------------------------------------------------------------------------------
      2             B             506,176,760                18-04-02                  36,698
-------------------------------------------------------------------------------------------------------
      4             B             506,257,866                24-10-02                  36,704
-------------------------------------------------------------------------------------------------------
      3             B             506,257,866                25-07-02                  36,704
-------------------------------------------------------------------------------------------------------
      1             B             506,176,760                31-01-02                  36,698
-------------------------------------------------------------------------------------------------------
      2             C             275,341,610                18-04-02                  19,962
-------------------------------------------------------------------------------------------------------
      4             C             275,341,610                24-10-02                  19,962
-------------------------------------------------------------------------------------------------------
      3             C             275,341,610                25-07-02                  19,962
-------------------------------------------------------------------------------------------------------
      1             C             275,341,610                31-01-02                  19,962
-------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                DETERMINATION OF THE NFEA OF THE PRESENT YEAR NFE
               FROM THE PERIOD JANUARY 1 TO 31 OF DECEMBER OF 2001

                                                    ---------------------------
FISCAL EARNINGS                                                              0
                                                    ---------------------------

                                                    ---------------------------
- DETERMINED INCOME                                                          0
                                                    ---------------------------

                                                    ---------------------------
+ DEDUCTED WORKER'S PROP.                                                    0
                                                    ---------------------------

                                                    ---------------------------
- DETERMINED WORKER                                                          0
                                                    ---------------------------

                                                    ---------------------------
- DETERMINED RFE                                                             0
                                                    ---------------------------

                                                    ---------------------------
- NON DEDUCTABLES                                                            0
                                                    ---------------------------

                                                    ---------------------------
NFE OF PERIOD:                                                               0
                                                    ---------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                  BALANCE OF THE NFEA AT THE END OF THE PERIOD

                                                          -----------------
NFE BALANCE TO DECEMBER 31st Of: 2002                            3,817,748
                                                          -----------------

                                                          -----------------
Number of shares Outsantding at the Date of the NFEA:        1,369,079,376
                                                          -----------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                          MODIFICATION BY COMPLEMENTARY
                                                          -----------------
NFE BALANCE TO DECEMBER 31st Of: 2002                                    0
                                                          -----------------

                                                          -----------------
Number of shares Outsantding at the Date of the NFEA:                    0
                                                          -----------------
                             Units
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE:DESC            QUARTER: 4                        YEAR: 2002


                                   ANNEX 12-A
                      SCHEDULE FOR THE DETERMINATION OF THE
                 NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)
                              (Thousands of Pesos)

            NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

                                                          --------------
NFEAR BALANCE TO DECEMBER 31st Of: 2002                               0
                                                          --------------

                                                          --------------
Number of shares Outsantding at the Date of the NFEAR:                0
                                                          --------------
              (Units)

-------                                         --------
       Are figures fiscally audited?                     Are the figures
-------                                         --------  fiscally consolidated?


           DIVIDENDS PAID OUT IN THE PERIOD THAT COMES FROM THE NFEAR
---------------------------------------------------------------------------------------------------
   Quarter        Series     Number of shares Outstanding     Date of Settlement          Amount
---------------------------------------------------------------------------------------------------
      0             0                   0                                                    0
---------------------------------------------------------------------------------------------------



--------------------------------------------------------------------------------
                 DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
            NFER FROM THE PERIOD JANUARY 1 TO 31 OF DECEMBER OF 2001

Fiscal Earnings
                                                                ---------------
              + Deducted Worker's profit share                               0
                                                                ---------------

                                                                ---------------
              - Determined income tax                                        0
                                                                ---------------

                                                                ---------------
              - Non-Deducatables                                             0
                                                                ---------------


- (+) Earnings (loss) from foreing of profit:

                                                                ---------------
              Determinated RFE of the fiscal year                            0
                                                                ---------------

                                                                ---------------
              - Income Tax (Defered ISR)                                     0
                                                                ---------------

                                                                ---------------
              * Factor to Determine the NFEAR:                               0
                                                                ---------------

                                                                ---------------
              NFER From the period                                           0
                                                                ---------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
             BALANCE OF THE NFEAR AT THE END OF THE PERIOD

                                                                ---------------
NFEAR BALANCE TO 31 OF DECEMBER OF 2002                                      0
                                                                ---------------

                                                                ---------------
Number of Shares Outstanding at the Date of the NFEAR:                       0
                                                                ---------------
                             Units
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                          MODIFICATION BY COMPLEMENTARY

                                                                ---------------
NFEAR BALANCE TO 31 OF DECEMBER OF 2002                                      0
                                                                ---------------

                                                                ---------------
Number of Shares Outstanding at the Date of the NFEAR:                       0
                                                                ---------------
                             Units
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
STOCK EXCHANGE CODE:DESC           QUARTER: 4                         YEAR: 2002


                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

------------------------------------------------------------------------------------------------------------------------------
                                                                                                            CAPITAL STOCK
SERIES                                                       NUMBER OF SHARES                            (THOUSANDS OF PESOS)
             NOMINAL    VALID     --------------------------------------------------------------------   --------------------
              VALUE     COUPON        PORTION         PORTION         MEXICAN         SUBSCRIPTION       FIXED      VARIABLE
------------------------------------------------------------------------------------------------------------------------------
A            0.01300      18        5,874,799,000                     587,479,900                          7,637
------------------------------------------------------------------------------------------------------------------------------
B            0.01300      18                         506,257,866      506,257,866                                       6,581
------------------------------------------------------------------------------------------------------------------------------
C            0.01300      18                         275,341,610                        275,341,610                     3,580
------------------------------------------------------------------------------------------------------------------------------
Total                               5,874,799,000    781,599,476    1,093,737,766       275,341,610        7,637       10,161
------------------------------------------------------------------------------------------------------------------------------


TOTAL NUMBER OS SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE SHARES: 1,369,079,376



SHARES PROPORTION BY:
CPO'S:
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:
                                  Repurchased own shares
                                      Market value of the share
Series        Number of Shares              At repurchase            At Quarter
--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

General Data of the Issuer:
---------------------------
Corporate Name:                                Desc, S.A. de C.V.
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-98
E-Mail:                                        desc@mail.desc.com.mx
Internet Address                               www.desc.com.mx

Fiscal Data of the Issuer:
--------------------------
RFC of Company:                                DES9405182F1
Domicile:                                      Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.

Responsibility for Payments:
----------------------------
Name:                                          Lic. Alejandro de la Barreda Gomez
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-98

Data with respect to officers:
------------------------------
Mexican Stock
Exchange equivalent:                           Chairman of the Board of Directors
Title at company:                              Chairman and Chief Executive Officer
Name:                                          Mr. Fernando Senderos Mestre
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-98

Mexican Stock
Exchange equivalent:                           Chief Financial Officer
Title at company:                              Director of Finance
Name:                                          Lic. Arturo D'Acosta Ruiz
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-98
E-Mail:                                        adacosta@mail.desc.com.mx



                                       34

Mexican Stock
Exchange equivalent:                           Officer in Charge of Sending Quarterly Financial Information
Title at company:                              Corporate Manager of Financial Information
Name:                                          Lic. Alejandro De La Barreda Gomez
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-98
E-Mail:                                        abarredag@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                           Alternate Officer in Charge of Sending Quarterly Financial Information
Title at company:                              Corporate Comptroller
Name:                                          Lic. Salvador Icazbalceta Ocampo
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-96
E-Mail:                                        sicazbalceta@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                           Officer Responsible for Legal Affairs
Title at company:                              General Counsel
Name:                                          Lic. Ramon Estrada Rivera
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-97
E-Mail:                                        restrada@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                           Secretary of the Board of Directors
Title at company:                              Secretary of the Board of Directors
Name:                                          C.P. Ernesto Vega Velasco
Address:                                       Bosque de Ciruelos No. 130 Room 1203
City:                                          Bosques de las Lomas
Zip Code:                                      11700
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-60
E-Mail:                                        evega@mail.desc.com.mx



                                       35

Mexican Stock
Exchange equivalent:                           Officer in Charge of Providing Information to Investors
Title at company:                              Corporate Manager of Financial Information
Name:                                          Lic.  Alejandro De La Barreda Gomez
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-97
E-Mail:                                        abarredag@mail.desc.com.mx


Mexican Stock
Exchange equivalent:                           Officer Authorized to Send Information via Emisnet
Title at company:                              Chief Financial Officer
Name:                                          Lic. Arturo D'Acosta Ruiz
Address:                                       Paseo de los Tamarindos 400-B
City:                                          Bosques de las Lomas
Zip Code:                                      5120
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-98
E-Mail:                                        adascosta@mail.desc.com.mx

Mexican Stock
Exchange equivalent:                           Officer Authorized to Send Relevant Events via Emisnet
Title at company:                              Secretary of the Board of Directors
Name:                                          C.P. Ernesto Vega Velasco
Address:                                       Bosque de Ciruelos No. 130 Room 1203
City:                                          Bosques de las Lomas
Zip Code:                                      11700
State:                                         Mexico, D.F.
Telephone:                                     52-61-80-00
Fax:                                           52-61-80-60
E-Mail:                                        evega@mail.desc.com.mx




                                       36